Earnings Release February 10, 2026

Exhibit 99.2
James Hardie Reports Third Quarter FY26 Results

Q3 FY26 Net Sales of $1.2 Billion, Up +30% with Organic Net Sales +1%
Operating Income of $176 Million, Adjusted EBITDA of $330 Million
Siding & Trim Net Sales Up +10% with Organic Net Sales Down (2%)
~500 Basis Points of Sequential Siding & Trim Adjusted EBITDA Margin Expansion
Deck, Rail & Accessories Net Sales Up +2% with Sell-Through Up Mid-Single-Digits 1
Integration and Cost Synergies Ahead of Schedule, Focused on the Achievement of $125 Million Target

James Hardie Industries plc (NYSE / ASX : JHX) ("James Hardie" or the "Company"), a leading provider of exterior home and outdoor living solutions, today announced results for its third quarter ending December 31, 2025.

Aaron Erter, CEO of James Hardie said, “In the third-quarter, we achieved or exceeded each of our financial commitments despite a mixed macro backdrop. We are taking actions to address the current market environment, including optimizing our manufacturing footprint and better aligning our cost structure with the slower, but stabilizing, pace of demand. These actions will improve near-term profitability and better position the Company to profitably grow when conditions improve.
Siding & Trim organic net sales were down modestly in the quarter, while Adjusted EBITDA margin improved nearly 500 basis points sequentially primarily driven by price / mix favorability and our actions to drive Hardie Operating System savings. Deck, Rail & Accessories delivered mid-single-digit sell-through growth, demonstrating our ability to drive material conversion through channel expansion and new product initiatives."
Mr. Erter continued, “Our confidence in the combination of James Hardie and AZEK continues to be strong as customers respond to our differentiated products, leading brands, focus on innovation and investment across the value chain. We continue to make progress on the integration and have surpassed our FY26 cost synergy goal. Our progress to date reaffirms our confidence in hitting our $125 million cost synergy target. On the commercial front, our early wins with dealers, contractors and homebuilders will drive meaningful revenue synergies in FY27 and beyond, demonstrating our potential to accelerate material conversion across exteriors and outdoor living."

Note:1All Deck, Rail & Accessories growth comparisons correspond to the quarter ended December 31, 2024, prior to the acquisition of AZEK by James Hardie, unless otherwise stated.

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	1

Earnings Release February 10, 2026

Consolidated Financial Information

	Q3 FY26	Q3 FY25	Change	9 Months FY26	9 Months FY25	Change

Group	(US$ millions, except per share data)
Net Sales	1,239.8	953.3	+30%	3,431.9	2,906.0	+18%
Operating Income	176.2	206.1	(15%)	338.8	593.8	(43%)
Operating Income Margin	14.2%	21.6%	(740bps)	9.9%	20.4%	(1,050bps)
Adjusted EBITDA	329.9	262.1	+26%	884.9	810.8	+9%
Adjusted EBITDA Margin	26.6%	27.5%	(90bps)	25.8%	27.9%	(210bps)
Net Income	68.7	141.7	(52%)	75.5	380.4	(80%)
Adjusted Net Income	142.2	153.6	(7%)	423.1	488.2	(13%)
Diluted EPS - US$ per share	0.12	0.33	(64%)	0.14	0.88	(84%)
Adjusted Diluted EPS - US$ per share	0.24	0.36	(31%)	0.79	1.13	(30%)

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	2

Earnings Release February 10, 2026

Segment Business Update and Results
Siding & Trim

	Q3 FY26	Q3 FY25	Change	9 Months FY26	9 Months FY25	Change

Siding & Trim	(US$ millions)
Net Sales	788.3	719.3	+10%	2,196.1	2,144.4	2%
Operating Income	202.9	209.3	(3%)	515.1	638.5	(19%)
Operating Income Margin	25.7%	29.1%	(340bps)	23.5%	29.8%	(630bps)
Adjusted EBITDA	268.6	250.5	+7%	698.4	754.0	(7%)
Adjusted EBITDA Margin	34.1%	34.8%	(70bps)	31.8%	35.2%	(340bps)
Net sales increased 10% due to the inorganic net sales contribution from AZEK Exteriors. On an organic basis, net sales declined (2%) with an increase in average net sales price more than offset by lower volumes driven by soft market demand. Volume of Exterior products declined mid-single-digits, with Single-Family down high-single-digits and Multi-Family up high-single-digits, while volume of Interior products declined double-digits. The Single-Family Exteriors decline was primarily due to a weaker new construction environment across the South, where James Hardie has built strong leadership positions with large homebuilders in key long-term growth markets such as Texas, Florida and Georgia. Housing markets in these geographies have been especially impacted by affordability challenges and elevated housing inventory. While Adjusted EBITDA margin improved 490bps sequentially, adjusted EBITDA margin decreased (70bps) year-over-year to 34.1%, due to unfavorable production cost absorption and higher freight and raw material costs, and the allocation of certain R&D expenses which were not allocated to the segment in the prior year, partially offset by a higher average net sales price and Hardie Operating System (HOS) savings.
In Siding & Trim, we are focused on returning the segment to organic growth through four core growth strategies.
i.R&R Focus: We are increasing our focus on repair & remodel, particularly in the Northeast and Midwest, where we see $1 billion material conversion opportunity in wood- and wood-look siding products
ii.Deeper New Construction Penetration: We are expanding on our strong large builder relationships and seeking growth with custom and local builders where there is $750 million of opportunity for additional growth
iii.Product Innovation: We are focused on new product innovation in Siding, including differentiated offerings, to support our long-term growth
iv.Installation Efficiency: We are partnering with our contractors and installers to introduce innovative installation techniques to reduce time and installed costs, expanding the total addressable market for fiber cement

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	3

Earnings Release February 10, 2026

Deck, Rail & Accessories (DR&A)

	Q3 FY26	9 Months FY26

Deck, Rail & Accessories	(US$ millions)
Net Sales	194.1	449.9
Operating Loss	(24.0)	(35.9)
Operating Loss Margin	(12.4%)	(8.0%)
Adjusted EBITDA	48.7	127.3
Adjusted EBITDA Margin	25.1%	28.3%
Deck, Rail & Accessories net sales increased +2% compared to the quarter ended December 31, 2024 prior to the acquisition driven primarily by price / mix. Sell-through was up mid-single-digits, consistent with growth in the prior quarter. Adjusted EBITDA margin was 25.1% reflecting the benefit of top-line growth, partially offset by growth investments. In addition to cost synergies, the runway for margin improvement in Deck, Rail & Accessories is enabled by recycling initiatives, improved absorption across the manufacturing network, and leveraging the Hardie Operating System.
In Deck, Rail & Accessories, the organic strategy remains consistent with a focus on continued channel expansion and new product launches. Last calendar year's new product launches have been well received by customers, and additional new offerings are being launched in early 2026 which strengthen TimberTech's commitment to combining superior aesthetics with advanced functionality for both homeowners and contractors alike. Additionally, the combination with James Hardie has helped to accelerate growth and secure incremental shelf space at dealer partners throughout early buy negotiations as customers recognize the enhanced value proposition delivered through a comprehensive product portfolio, trusted brands and long-term partnerships.
Australia & New Zealand (ANZ)

	Q3 FY26	Q3 FY25	Change	9 Months FY26	9 Months FY25	Change

Australia & New Zealand	(US$ millions, unless otherwise noted)
Net Sales	126.5	118.1	+7%	381.0	401.8	(5%)
Net Sales (A$ millions)	192.9	180.1	+7%	585.6	606.9	(4%)
Operating Income	35.6	34.8	+2%	111.4	68.0	+64%
Operating Income Margin	28.1%	29.3%	(120bps)	29.2%	17.2%	+1,200bps
Adjusted EBITDA	41.2	39.7	+4%	127.7	139.7	(9%)
Adjusted EBITDA Margin	32.6%	33.5%	(90bps)	33.5%	34.7%	(120bps)
Net sales increased +7%, with low-single-digit volume growth and a mid-single-digit increase in average net sales price. Adjusted EBITDA margin of 32.6% decreased (90bps) as volume and price growth and HOS savings were more than offset by unfavorable production cost absorption and the allocation of R&D costs which were not previously allocated to the reportable segments.
The Company is focused on driving growth in Australia and New Zealand through new customer acquisitions and project conversion enabled by customer collaboration and leveraging the James Hardie brand. The teams are innovating to accelerate material conversion to fiber cement with a key focus on new construction. Overall, while market demand remains challenged, the ANZ team is focused on finding further manufacturing efficiencies and driving HOS savings to underpin the segment's consistent profitability.

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	4

Earnings Release February 10, 2026

Europe

	Q3 FY26	Q3 FY25	Change	9 Months FY26	9 Months FY25	Change

Europe	(US$ millions, unless otherwise noted)
Net Sales	130.9	115.9	+13%	404.9	359.8	+13%
Net Sales (€ millions)	112.4	108.6	+3%	350.4	332.9	+5%
Operating Income	9.1	3.6	+153%	37.9	24.7	+53%
Operating Income Margin	7.0%	3.1%	+390bps	9.4%	6.8%	+260bps
EBITDA	16.6	11.9	+39%	59.5	48.6	+22%
EBITDA Margin	12.7%	10.3%	+240bps	14.7%	13.5%	+120bps
Net sales increased +13%, or +3% in Euros, driven by mid-single-digit volume growth. While underlying price realization remains positive, average net sales price in Euros was down modestly due to unfavorable mix shift as fiber gypsum volumes meaningfully outpaced fiber cement in the quarter. EBITDA margin increased +240bps to 12.7%, attributable to favorable plant performance, as well as lower raw material costs. Higher SG&A expense relates to increased investment in sales teams and marketing supporting growth strategies for high-value products.
Markets across Europe remain challenged, particularly in Germany, the Company's largest European market, where improvement is anticipated to be more gradual. Growth in high-value products, such as Therm25TM fiber gypsum flooring, remains a strategic priority, as leveraging a broader and deeper product portfolio should accelerate share gains and customer wins. The team's plan to expand margins is comprised of purposeful investment to drive operating leverage alongside sales growth and HOS savings from production footprint optimization and freight management.

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	5

Earnings Release February 10, 2026

Outlook
FY26 Guidance

With respect to FY26 guidance, Ryan Lada, CFO, said, “For Siding & Trim, market conditions remain challenged, consistent with our prior expectations; however, channel inventories have normalized. As a result, we are allowing our stronger-than-expected third-quarter performance to flow through to full-year results, resulting in a modest increase in the guidance range for the segment. We continue to expect the broader Exteriors market to remain mixed in the near term. For Deck, Rail & Accessories, mid-single-digit sell-through growth continued through the third quarter and into early Q4. We expect channel partner inventories to remain at seasonally normal levels for the remainder of the fiscal year."

•Net Sales for Siding & Trim: $2.953 to $2.998 billion (prev. $2.925 to $2.995 billion)
•Net Sales for Deck, Rail & Accessories: $787 to $800 million (prev. $780 to $800 million)
•Adjusted EBITDA for Siding & Trim: $939 to $962 million (prev. $920 to $955 million)
•Adjusted EBITDA for Deck, Rail & Accessories: $219 to $224 million (prev. $215 to $225 million)
•Total Adjusted EBITDA: $1.232 to $1.263 billion (prev. $1.20 to $1.25 billion)
•Free Cash Flow: At Least $200 million (unchanged)

Note: All guidance includes a partial-year contribution from the AZEK acquisition which was incorporated into James Hardie results beginning at closing on July 1, 2025. Free cash flow represents net cash provided by operating activities less purchases of property, plant and equipment net of proceeds from the sale of property, plant and equipment.

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	6

Earnings Release February 10, 2026

Cash Flow, Capital Investment & Allocation
Operating cash flow totaled $455 million for the nine months ended FY26, driven by net income, adjusted for non-cash items of $536 million and lower working capital of $33 million, partially offset by $87 million of asbestos claims and handling costs paid. Capital expenditures were $303 million.

Our capital expenditures program is driven by strategic investments that support long‑term growth and operational excellence. These priorities include adding new capacity ahead of anticipated demand, funding new product development and other strategic initiatives, and maintaining and reinvesting in our existing facilities and equipment. For fiscal year 2026, we expect total capital expenditures of approximately $400 million, inclusive of approximately $75 million related to AZEK initiatives. Spending associated with our Global Capacity Expansion program is projected to be approximately $90 million of the fiscal year 2026 total.

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	7

Earnings Release February 10, 2026

Reported Financial Results

(Millions of US dollars)	(Unaudited) December 31 2025	March 31 2025
Assets
Current assets:
Cash and cash equivalents	$344.2	$562.7
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	25.7	37.9
Restricted short-term investments - Asbestos	187.3	175.8
Accounts and other receivables, net	311.0	391.8
Inventories	665.8	347.1
Prepaid expenses and other current assets	160.2	100.6
Assets held for sale	11.3	73.1
Insurance receivable - Asbestos	5.8	5.5
Workers’ compensation - Asbestos	2.5	2.3
Total current assets	1,718.8	1,701.8
Property, plant and equipment, net	3,095.4	2,169.0
Operating lease right-of-use-assets	127.3	70.4
Finance lease right-of-use-assets	106.1	2.7
Goodwill	4,822.0	193.7
Intangible assets, net	3,526.9	145.6
Insurance receivable - Asbestos	21.5	23.2
Workers’ compensation - Asbestos	17.5	16.5
Deferred income taxes	74.7	600.4
Deferred income taxes - Asbestos	272.1	284.5
Other assets	22.2	22.1
Total assets	$13,804.5	$5,229.9
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$667.2	$446.4
Accrued payroll and employee benefits	150.7	133.3
Operating lease liabilities	31.6	21.6
Finance lease liabilities	5.4	1.1
Long-term debt, current portion	43.8	9.4
Accrued product warranties	11.2	7.3
Income taxes payable	14.4	10.3
Asbestos liability	127.3	119.4
Workers’ compensation - Asbestos	2.5	2.3
Other liabilities	59.7	59.1
Total current liabilities	1,113.8	810.2
Long-term debt	4,565.1	1,110.1
Deferred income taxes	564.6	121.1
Operating lease liabilities	112.5	63.9
Finance lease liabilities	103.6	1.8
Accrued product warranties	42.5	26.9
Asbestos liability	831.5	864.2
Workers’ compensation - Asbestos	17.5	16.5
Other liabilities	56.7	53.7
Total liabilities	7,407.8	3,068.4
Total shareholders’ equity	6,396.7	2,161.5
Total liabilities and shareholders’ equity	$13,804.5	$5,229.9

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	8

Earnings Release February 10, 2026

	(Unaudited) Three Months Ended December 31		(Unaudited) Nine Months Ended December 31
(Millions of US dollars, except per share data)	2025	2024	2025	2024
Net sales	$1,239.8	$953.3	$3,431.9	$2,906.0
Cost of goods sold	791.6	590.9	2,225.7	1,773.8
Gross profit	448.2	362.4	1,206.2	1,132.2
Selling, general and administrative expenses	249.7	144.7	656.6	444.4
Research and development expenses	16.6	11.5	44.5	36.1
Restructuring, net	(24.0)	—	(24.0)	57.3
Acquisition related expenses	29.4	—	189.1	—
Asbestos adjustments	0.3	0.1	1.2	0.6
Operating income	176.2	206.1	338.8	593.8
Interest, net	65.6	3.8	168.8	7.4
Other expense (income), net	—	—	9.7	(0.2)
Income before income taxes	110.6	202.3	160.3	586.6
Income tax expense	41.9	60.6	84.8	206.2
Net income	$68.7	$141.7	$75.5	$380.4
Income per share:
Basic	$0.12	$0.33	$0.14	$0.88
Diluted	$0.12	$0.33	$0.14	$0.88
Weighted average common shares outstanding (Millions):
Basic	579.4	429.5	529.2	431.2
Diluted	583.1	430.9	533.9	432.6

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	9

Earnings Release February 10, 2026

	(Unaudited) Nine Months Ended December 31
(Millions of US dollars)	2025	2024
Cash Flows From Operating Activities
Net income	$75.5	$380.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	330.5	156.8
Lease expense	30.6	24.6
Deferred income taxes	5.6	94.8
Stock-based compensation	29.2	17.7
Asbestos adjustments	1.2	0.6
Non-cash restructuring expenses	1.1	40.2
Non-cash interest expense	6.9	1.5
Non-cash charge related to step up of inventory	47.9	—
Gain on sale of land	(26.2)	—
Other, net	33.4	17.0
Changes in operating assets and liabilities:
Accounts and other receivables	150.6	86.4
Inventories	(77.4)	(20.5)
Operating lease assets and liabilities, net	(34.4)	(25.8)
Prepaid expenses and other assets	1.6	(8.6)
Insurance receivable - Asbestos	3.2	3.0
Accounts payable and accrued liabilities	(40.7)	(15.6)
Claims and handling costs paid - Asbestos	(86.8)	(87.7)
Income taxes payable	3.4	(10.2)
Other accrued liabilities and interest	0.2	2.8
Net cash provided by operating activities	$455.4	$657.4
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(302.8)	$(333.0)
Proceeds from sale of property, plant and equipment	108.2	—
Capitalized interest	(6.1)	(16.7)
Cash consideration for The AZEK Company acquisition, net of cash acquired	(3,919.8)	—
Purchase of restricted investments - Asbestos	(141.7)	(145.2)
Proceeds from restricted investments - Asbestos	141.7	141.4
Other	—	0.4
Net cash used in investing activities	$(4,120.5)	$(353.1)
Cash Flows From Financing Activities
Proceeds from senior secured notes	$1,700.0	$—
Proceeds from term loans	2,500.0	—
Proceeds from revolving credit facility	70.0	—
Repayments of term loans	(312.5)	(5.6)
Repayment of senior unsecured notes	(465.2)	—
Debt issuance costs paid	(41.6)	—
Repayment of finance lease obligations	(2.8)	(0.9)
Shares repurchased	—	(149.9)
Taxes paid related to net share settlement of equity awards	(11.7)	(7.3)
Net cash provided by (used in) financing activities	$3,436.2	$(163.7)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(1.8)	$1.1
Net (decrease) increase in cash and cash equivalents, restricted cash and restricted cash - Asbestos	(230.7)	141.7
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	605.6	415.8
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$374.9	$557.5

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	10

Earnings Release February 10, 2026

	(Unaudited) Nine Months Ended December 31
(Millions of US dollars)	2025	2024
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$23.3	$23.2
Non-cash ROU assets obtained in exchange for new lease liabilities	$47.9	$27.2
Non-cash consideration for AZEK acquisition	$4,143.6	$—
Supplemental Disclosure of Cash Flow Activities
Cash paid to AICF	$62.7	$49.6

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	11

Earnings Release February 10, 2026

Further Information
Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the third quarter ended December 31, 2025 for additional information regarding the Company’s results.
All comparisons made are vs. the comparable period in the prior fiscal year and amounts presented are in US dollars, unless otherwise noted.

Conference Call Details
James Hardie will hold a conference call to discuss results and outlook Tuesday, February 10, 2026 at 5:00pm EST (Wednesday, February 11, 2026 at 9:00am AEDT). Participants may register for a live webcast and access a replay following the event of the event on the Investor Relations section of the Company’s website (ir.jameshardie.com).

About James Hardie
James Hardie Industries plc is the industry leader in exterior home and outdoor living solutions, with a portfolio that includes fiber cement, fiber gypsum, and composite and PVC decking and railing products. Products offered by James Hardie are engineered for beauty, durability, and climate resilience, and include trusted brands like Hardie®, TimberTech®, AZEK® Exteriors, Versatex®, fermacell® and StruXure®. With a global footprint, the James Hardie portfolio is marketed and sold throughout North America, Europe, Australia and New Zealand.
James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, James Hardie is governed by the Irish Companies Act. James Hardie’s principal executive offices are located at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Investor and Media Contact
investors@jameshardie.com

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	12

Earnings Release February 10, 2026

Cautionary Note and Use of Non-GAAP Measures
This Earnings Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted Net Income, Adjusted EBITDA, Adjusted Diluted EPS and Free Cash Flow. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring gain or expenses, acquisition and pre-close financing related costs, as well as adjustments to tax expense. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. A reconciliation of these adjustments to the most directly comparable GAAP measure is included in this Earnings Release below.
The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.
This Earnings Release contains forward-looking statements and information that are subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 "Risk Factors" in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy; the AZEK acquisition and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Earnings Release except as required by law.
This Earnings Release has been authorized by the James Hardie Board of Directors.

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	13

Earnings Release February 10, 2026

Non-GAAP Financial Measures
Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three and Nine Months Ended December 31
	Q3 FY26	Q3 FY25	FY26	FY25
Operating income	$176.2	$206.1	$338.8	$593.8
Asbestos related expenses and adjustments	0.7	0.9	2.6	2.9
Restructuring, net	(24.0)	—	(24.0)	57.3
Acquisition related expenses	29.4	—	189.1	—
Inventory fair value adjustment	—	—	47.9	—
Amortization of intangible assets resulting from AZEK acquisition	57.6	—	106.3	—
Depreciation and amortization	90.0	55.1	224.2	156.8
Adjusted EBITDA	$329.9	$262.1	$884.9	$810.8

	Three and Nine Months Ended December 31
	Q3 FY26	Q3 FY25	FY26	FY25
Operating income margin	14.2%	21.6%	9.9%	20.4%
Asbestos related expenses and adjustments	0.1%	0.1%	0.1%	0.1%
Restructuring, net	(2.0)%	—%	(0.7%)	2.0%
Acquisition related expenses	2.4%	—%	5.5%	—%
Inventory fair value adjustment	—%	—%	1.4%	—%
Amortization of intangible assets resulting from AZEK acquisition	4.6%	—%	3.1%	—%
Depreciation and amortization	7.3%	5.8%	6.5%	5.4%
Adjusted EBITDA margin	26.6%	27.5%	25.8%	27.9%

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	14

Earnings Release February 10, 2026

Adjusted net income and Adjusted diluted earnings per share

US$ Millions, except per share amounts	Three and Nine Months Ended December 31
	Q3 FY26	Q3 FY25	FY26	FY25
Net income	$68.7	$141.7	$75.5	$380.4
Asbestos related expenses and adjustments	0.7	0.9	2.6	2.9
AICF interest income	(2.4)	(2.7)	(7.4)	(8.5)
Restructuring, net	(24.0)	—	(24.0)	57.3
Pre-close financing costs[1]	—	—	46.5	—
Acquisition related expenses	29.4	—	189.1	—
Inventory fair value adjustment	—	—	47.9	—
Amortization of intangible assets resulting from AZEK acquisition	57.6	—	106.3	—
Tax adjustments[2]	12.2	13.7	(13.4)	56.1
Adjusted net income	$142.2	$153.6	$423.1	$488.2

	Three and Nine Months Ended December 31
	Q3 FY26	Q3 FY25	FY26	FY25
Net income per common share - diluted	$0.12	$0.33	$0.14	$0.88
Asbestos related expenses and adjustments	—	—	—	0.01
AICF interest income	—	(0.01)	(0.01)	(0.02)
Restructuring, net	(0.04)	—	(0.04)	0.13
Pre-close financing costs[1]	—	—	0.09	—
Acquisition related expenses	0.05	—	0.35	—
Inventory fair value adjustment	—	—	0.09	—
Amortization of intangible assets resulting from AZEK acquisition	0.09	—	0.20	—
Tax adjustments[2]	0.02	0.04	(0.03)	0.13
Adjusted diluted earnings per share[3]	$0.24	$0.36	$0.79	$1.13

1.Includes pre-close financing interest of $34.9 million as well as a $11.6 million non-cash loss on our interest rate swap incurred in the first quarter of fiscal year 2026.
2.Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and discrete items relating to the AZEK acquisition, and $18.2 million in respect of the ATO settlement agreement incurred in the second quarter of fiscal year 2026.
3.Weighted average common shares outstanding used in computing diluted net income per common share of 583.1 million and 430.9 million for the three months ended December 31, 2025 and 2024, respectively. Weighted average common shares outstanding used in computing diluted net income per common share of 533.9 million and 432.6 million for the nine months ended December 31, 2025 and 2024, respectively.

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	15

Earnings Release February 10, 2026

Siding & Trim Segment Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three and Nine Months Ended December 31
	Q3 FY26	Q3 FY25	FY26	FY25
Siding & Trim Segment operating income	$202.9	$209.3	$515.1	$638.5
Acquisition related expenses	3.6	—	8.4	—
Inventory fair value adjustment	—	—	11.2	—
Amortization of intangible assets resulting from AZEK acquisition	12.8	—	23.6	—
Depreciation and amortization	49.3	41.2	140.1	115.5
Siding & Trim Segment Adjusted EBITDA	$268.6	$250.5	$698.4	$754.0

	Three and Nine Months Ended December 31
	Q3 FY26	Q3 FY25	FY26	FY25
Siding & Trim Segment operating income margin	25.7%	29.1%	23.5%	29.8%
Acquisition related expenses	0.5%	—%	0.4%	—%
Inventory fair value adjustment	—%	—%	0.5%	—%
Amortization of intangible assets resulting from AZEK acquisition	1.6%	—%	1.0%	—%
Depreciation and amortization	6.3%	5.7%	6.4%	5.4%
Siding & Trim Segment Adjusted EBITDA margin	34.1%	34.8%	31.8%	35.2%

Deck, Rail & Accessories Segment Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three and Nine Months Ended December 31
	Q3 FY26	FY26
Deck, Rail & Accessories Segment operating loss	$(24.0)	$(35.9)
Restructuring expenses	2.2	2.2
Inventory fair value adjustment	—	36.7
Amortization of intangible assets resulting from AZEK acquisition	44.8	82.7
Depreciation and amortization	25.7	41.6
Deck, Rail & Accessories Segment Adjusted EBITDA	$48.7	$127.3

	Three and Nine Months Ended December 31
	Q3 FY26	FY26
Deck, Rail & Accessories Segment operating loss margin	(12.4%)	(8.0%)
Restructuring expenses	1.1%	0.5%
Inventory fair value adjustment	—%	8.1%
Amortization of intangible assets resulting from AZEK acquisition	23.1%	18.4%
Depreciation and amortization	13.3%	9.3%
Deck, Rail & Accessories Segment Adjusted EBITDA margin	25.1%	28.3%

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	16

Earnings Release February 10, 2026

Australia & New Zealand Segment Adjusted EBITDA and Adjusted EBITDA margin

US$ Millions	Three and Nine Months Ended December 31
	Q3 FY26	Q3 FY25	FY26	FY25
Australia & New Zealand Segment operating income	$35.6	$34.8	$111.4	$68.0
Restructuring expenses	—	—	—	57.3
Depreciation and amortization	5.6	4.9	16.3	14.4
Australia & New Zealand Segment Adjusted EBITDA	$41.2	$39.7	$127.7	$139.7

	Three and Nine Months Ended December 31
	Q3 FY26	Q3 FY25	FY26	FY25
Australia & New Zealand Segment operating income margin	28.1%	29.3%	29.2%	17.2%
Restructuring expenses	—%	—%	—%	13.9%
Depreciation and amortization	4.5%	4.2%	4.3%	3.6%
Australia & New Zealand Segment Adjusted EBITDA margin	32.6%	33.5%	33.5%	34.7%

Europe Segment EBITDA and EBITDA margin

US$ Millions	Three and Nine Months Ended December 31
	Q3 FY26	Q3 FY25	FY26	FY25
Europe Segment operating income	$9.1	$3.6	$37.9	$24.7
Depreciation and amortization	7.5	8.3	21.6	23.9
Europe Segment EBITDA	$16.6	$11.9	$59.5	$48.6

	Three and Nine Months Ended December 31
	Q3 FY26	Q3 FY25	FY26	FY25
Europe Segment operating income margin	7.0%	3.1%	9.4%	6.8%
Depreciation and amortization	5.7%	7.2%	5.3%	6.7%
Europe Segment EBITDA margin	12.7%	10.3%	14.7%	13.5%

Adjusted General Corporate and Unallocated R&D EBITDA

US$ Millions	Three and Nine Months Ended December 31
	Q3 FY26	Q3 FY25		FY26	FY25
General Corporate and Unallocated R&D costs	$(47.4)	$(41.6)	$289.7	$(289.7)	$(137.4)
Restructuring gain	(26.2)	—	(26.2)	(26.2)	—
Acquisition related expenses	25.8	—	180.7	180.7	—
Asbestos related expenses and adjustments	0.7	0.9	2.6	2.6	2.9
Depreciation and amortization	1.9	0.7		4.6	3.0
Adjusted General Corporate and Unallocated R&D EBITDA	$(45.2)	$(40.0)		$(128.0)	$(131.5)

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	17

Earnings Release February 10, 2026

Adjusted income before income taxes, Adjusted income tax expense and Adjusted effective tax rate

US$ Millions	Three and Nine Months Ended December 31
	Q3 FY26	Q3 FY25	FY26	FY25
Income before income taxes	$110.6	$202.3	$160.3	$586.6
Asbestos related expenses and adjustments	0.7	0.9	2.6	2.9
AICF interest income	(2.4)	(2.7)	(7.4)	(8.5)
Restructuring, net	(24.0)	—	(24.0)	57.3
Pre-close financing costs[1]	—	—	46.5	—
Acquisition related expenses	29.4	—	189.1	—
Inventory fair value adjustment	—	—	47.9	—
Amortization of intangible assets resulting from AZEK acquisition	57.6	—	106.3	—
Adjusted income before income taxes	$171.9	$200.5	$521.3	$638.3

Income tax expense	$41.9	$60.6	$84.8	$206.2
Tax adjustments[2]	(12.2)	(13.7)	13.4	(56.1)
Adjusted income tax expense	$29.7	$46.9	$98.2	$150.1
Effective tax rate	37.9%	30.0%	52.9%	35.2%
Adjusted effective tax rate	17.3%	23.4%	18.8%	23.5%

[1]Includes pre-close financing interest of $34.9 million as well as a $11.6 million non-cash loss on our interest rate swap incurred in the first quarter of fiscal year 2026.

[2]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and discrete items relating to the AZEK acquisition, and $18.2 million in respect of the ATO settlement agreement incurred in the second quarter of fiscal year 2026.

Adjusted interest, net

US$ Millions	Three and Nine Months Ended December 31
	Q3 FY26	Q3 FY25	FY26	FY25
Interest, net	$65.6	$3.8	$168.8	$7.4
Pre-close financing and interest costs	—	—	(34.9)	—
AICF interest income	2.4	2.7	7.4	8.5
Adjusted interest, net	$68.0	$6.5	$141.3	$15.9

Adjusted other income, net

US$ Millions	Three and Nine Months Ended December 31
	Q3 FY26	Q3 FY25	FY26	FY25
Other expense (income), net	$—	$—	$9.7	$(0.2)
Non-cash loss on interest rate swap	—	—	(11.6)	—
Adjusted other income, net	$—	$—	$(1.9)	$(0.2)

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	18

Earnings Release February 10, 2026

Net Debt

US$ Millions	December 31
FY26
Total principal amount of debt	$4,648.1
Cash and cash equivalents	(344.2)
Net debt	$4,303.9

Free Cash Flow

US$ Millions	Nine Months Ended December 31
	FY26	FY25
Net cash provided by operating activities	$455.4	$657.4
Purchases of property, plant and equipment	(302.8)	(333.0)
Proceeds from sale of property, plant and equipment	108.2	—
Free Cash Flow	$260.8	$324.4

Earnings Release: James Hardie - Third Quarter Ended December 31, 2025	19